AUDITORS' CONSENT

March 13, 2009

Zi Corporation
2100, 840 - 7th Ave. S.W.
Calgary, AB T2P 3G2

To: The Board of Directors of Zi Corporation

We have read the information circular dated March 13, 2009 relating to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC and Nuance Communications Inc. We have complied with Canadian generally accepted auditing standards for auditor's involvement in offering documents.

We consent to the reference to our firm under the caption "Experts" and to the use of our audit report dated March 17, 2008 to the shareholders of Zi Corporation incorporated by reference in the information circular dated March 13, 2009 relating to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC and Nuance Communications, Inc. on the consolidated balance sheet of Zi Corporation as at December 31, 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended.

/s/ Ernest & Young LLP
Chartered Accountants

Calgary, Canada
March 13, 2009